December 20, 2006

Via U.S. Mail and Facsimile

Alfredo Saenz
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain


RE:		Banco Santander Central Hispano, S.A.
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated September 25, 2006
		Response letter dated December 1, 2006
		File No. 1-12518

Dear Mr. Saenz:

      We have reviewed your response letter dated December 1, 2006, and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note your response to comment 1 of our letter dated November 16, 2006. It appears to the staff that it would be appropriate for future filings to include disclosure regarding your Iran-related operations, including the fact that you maintain a correspondent relationship with Bank Saderat and the fact that the U.S. has identified Bank Saderat as facilitating Iran`s transfer of funds to terrorist organizations.
Please advise us whether your dealings with Bank Saderat are limited to your correspondent relationship, and describe for us the nature and extent of any additional dealings with Bank Saderat. Any disclosure in future filings regarding your dealings with Bank Saderat should make clear the nature and extent of your dealings with the bank.
Please provide us with the text of the disclosure you propose to include in response to this comment prior to including it in a filed document.
2. We note the reference in your response to comment 1 to "customers who are nationals or residents in countries considered of high-risk in terms of money laundering or financing of terrorism." Please identify for us the countries to which you refer. To the extent that you have contacts with additional countries identified by the U.S. as state sponsors of terrorism, provide the same type of information and analysis regarding your contacts with those countries as we requested regarding your contacts with Iran in our letter dated August 30, 2006.
3. We note your response to comment 2 of our letter dated November 16, 2006. If you participate in transactions that result, directly or indirectly, in the payment of cash to the Iranian government, please address specifically the applicability of amended Section 5(b)
of ISA to your participation in such transactions.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Todd Schiffman
		Donald Walker
		Division of Corporation Finance

		Nicholas Kronfeld
		Davis Polk & Wardwell
Alfredo Saenz
Banco Santander Central Hispano, S.A.
December 20, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE